Exhibit 12.1

ROADRUNNER TRANSPORTATION SYSTEMS, INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth, for the periods indicated, our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preference dividends:

	March 31,	December 31,
	2015	2014	2013	2012	2011	2010
	(in thousands)
EARNINGS
Earnings before minority interests and income taxes	$22,193	$82,323	$77,480	$60,920	$41,800	$5,699
Fixed charges	$9,845	$31,513	$17,363	$15,908	$8,590	$11,023

Adjusted earnings	$32,038	$113,836	$94,843	$76,828	$50,390	$16,722

FIXED CHARGES
Interest expensed(1)	$4,609	$13,363	$7,883	$7,981	$4,135	$7,954
Estimated interest within rental expense(2)	$5,236	$18,150	$9,480	$7,927	$4,455	$3,069

Fixed charges	$9,845	$31,513	$17,363	$15,908	$8,590	$11,023

Preference dividends, net of tax	—	—	—	$49	$200	$200

(1)	Interest expensed includes amortization expense for debt issuance costs.
(2)	Estimated interest within rental expense represents 33% of all net rental expense.

	March 31,	December 31,
	2015	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges	3.3	3.6	5.5	4.8	5.9	1.5
Ratio of earnings to fixed charges and preference dividends	3.3	3.6	5.5	4.8	5.7	1.5